December 30, 2024

John Rogers
Chief Financial Officer
SMITH & NEPHEW PLC
Building 5, Croxley Park, Hatters Lane
Watford, Hertfordshire WD18 8YE

       Re: SMITH & NEPHEW PLC
           Form 20-F filed March 11, 2024
           File No. 001-14978
Dear John Rogers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services